                                                                 EXHIBIT 13.2

                              VIAGENE, INC.

                    CONDENSED FINANCIAL STATEMENTS
             AS OF DECEMBER 31, 1994, AND JUNE 30, 1995,
               AND FOR THE THREE MONTHS AND SIX MONTHS
                ENDED JUNE 30, 1995 AND JUNE 30, 1994

                              VIAGENE, INC.

                        CONDENSED BALANCE SHEETS


                                                  JUNE 30        DECEMBER 31
ASSETS                                             1995              1994
                                               -------------     ------------
                                                (UNAUDITED)         (NOTE)
Current assets:
  Cash and cash equivalents..................   $  6,617,061     $ 13,156,460
  Short term investments.....................     14,359,295       15,931,958
  Accounts receivable from a related party...      2,482,678        2,833,332
  Other current assets.......................        634,035        1,008,493
                                                ------------     ------------
    Total current assets.....................     24,093,069       32,930,243
  Property and equipment, net................      7,514,577        7,762,802
  Deposits and other assets..................        149,242          556,966
                                                ------------     ------------
                                                $ 31,756,888     $ 41,250,011
                                                ------------     ------------
                                                ------------     ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................   $  1,631,611     $  2,804,885
  Accrued liabilities........................        566,829          360,995
  Deferred revenue...........................      1,172,112                -
  Current portion of obligations under
   capital leases............................      1,821,312        1,658,575
                                                ------------     ------------
    Total current liabilities................      5,191,864        4,824,455
Obligations under capital leases.............      4,199,838        4,965,036
Deferred rent................................        192,665          244,149
Deferred revenue.............................      2,000,000        2,000,000
Stockholders' equity:
  Preferred Stock
    $.001 par value: 10,000,000 shares
    authorized, no shares issued and
    outstanding at June 30, 1995 and
    December 31, 1994........................              -                -
  Common stock
    $.001 par value: 30,000,000 shares
    authorized, 11,280,458 shares and
    11,121,228 shares issued and outstanding
    at June 30, 1995 and December 31, 1994,
    respectively.............................         11,272           11,121
  Additional paid-in capital.................     61,194,135       60,880,549
  Accumulated deficit........................    (41,032,886)     (31,675,299)
                                                ------------     ------------
    Total stockholders' equity...............     20,172,521       29,216,371
                                                ------------     ------------
                                                $ 31,756,888     $ 41,250,011
                                                ------------     ------------
                                                ------------     ------------

Note: The balance sheet at December 31, 1994 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. See notes to condensed financial statements.

                              VIAGENE, INC.

                  CONDENSED STATEMENTS OF OPERATIONS

                              (UNAUDITED)


                                       THREE MONTHS ENDED JUNE 30  SIX MONTHS ENDED JUNE 30
                                       --------------------------  -------------------------
                                          1995          1994          1995         1994
                                       -----------   -----------   -----------   -----------
RESEARCH AND DEVELOPMENT REVENUE:
  Related party......................  $ 2,375,002   $ 2,589,346   $ 4,750,003   $ 5,109,257
  Unrelated party....................      490,553       434,701     1,011,965       930,424
                                       -----------   -----------   -----------   -----------
                                         2,865,555     3,024,047     5,761,968     6,039,681
OPERATING EXPENSES:
  Research and development...........    6,630,372     4,702,288    13,174,304     8,880,947
  General and administrative.........    1,320,305     1,012,230     2,266,571     1,658,798
                                       -----------   -----------   -----------   -----------
                                         7,950,677     5,714,518    15,440,875    10,539,745

Interest and other income............      231,870       306,019       691,533       651,911
Interest expense.....................      181,908        44,603       370,213        86,087
                                       -----------   -----------   -----------   -----------

Net loss.............................  $(5,035,160)  $(2,429,055)  $(9,357,587)  $(3,934,240)
                                       -----------   -----------   -----------   -----------
                                       -----------   -----------   -----------   -----------

Net loss per share...................  $     (0.45)  $     (0.22)  $     (0.84)  $     (0.36)
                                       -----------   -----------   -----------   -----------
                                       -----------   -----------   -----------   -----------
Shares used in computing net loss
 per share...........................   11,181,661    10,954,681    11,159,323    10,928,853
                                       -----------   -----------   -----------   -----------
                                       -----------   -----------   -----------   -----------

              See notes to condensed financial statements.

                              VIAGENE, INC.

                  CONDENSED STATEMENTS OF CASH FLOWS

                              (UNAUDITED)


                                                SIX MONTHS ENDED JUNE 30
                                              -----------------------------
                                                  1995            1994
                                              ------------    ------------
OPERATING ACTIVITIES
Net cash used for operating activities......  $ (7,673,705)   $ (5,138,705)

INVESTING ACTIVITIES
Purchases of property and equipment.........      (384,928)     (1,678,073)
Purchases of marketable securities..........   (14,374,486)    (58,503,077)
Proceeds from maturities of marketable
 securities.................................    15,987,822      30,559,910
Other assets................................       407,724        (562,017)
                                              ------------    ------------
Net cash provided by (used for) investing
 activities.................................     1,636,132     (30,183,257)

FINANCING ACTIVITIES
Payments under capital lease obligations....      (815,563)       (189,339)
Issuance of common stock....................       313,737       2,524,858
                                              ------------    ------------
Net cash provided by (used for) financing
 activities.................................      (501,826)      2,335,519

Decrease in cash and cash equivalents.......    (6,539,399)    (32,986,443)

Cash and cash equivalents at the beginning
 of the period..............................    13,156,460      38,349,525
                                              ------------    ------------
Cash and cash equivalents at the end of the
 period.....................................  $  6,617,061    $  5,363,082
                                              ------------    ------------
                                              ------------    ------------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
 AND FINANCING ACTIVITIES:
Capital lease obligations incurred for
 purchase of property and equipment.........  $    213,102    $    257,281
                                              ------------    ------------
                                              ------------    ------------

              See notes to condensed financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The interim condensed financial statements contained herein have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, the condensed financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In management's opinion, the unaudited information includes all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of financial position, results of operations and cash flows for the periods presented. Interim results are not necessarily indicative of results to be expected for the full year. The financial statements should be read in conjunction with the Company's financial statements and footnotes thereto included in the Company's annual report on Form 10-K, amended by Form 10-K/A, for the year ended December 31, 1994.

     ORGANIZATION AND BUSINESS ACTIVITIES

     Viagene, Inc. (the "Company"), a Delaware corporation, was incorporated on February 3, 1987. The Company is a biotechnology company pursuing the discovery, development and commercialization of gene transfer drugs for the treatment of severe viral infections, cancers and other diseases.

     NET LOSS PER SHARE

     Net loss per share is computed using the weighted average number of common shares outstanding during the periods.

2.   MERGER AGREEMENT AND LITIGATION

     On April 23, 1995, Viagene and Chiron Corporation executed an Agreement and Plan of Merger ("Merger Agreement"). Under the terms of the Merger Agreement, Chiron will acquire the outstanding shares of common stock of Viagene not already owned by Chiron through a combination of cash and common stock of Chiron, resulting in 40% of the consideration constituting cash and 60% of the consideration constituting shares of common stock of Chiron. Pursuant to the transaction, Viagene stockholders may elect between receiving $9.00 of cash or 0.155 of a share of Chiron common stock for each share of Viagene common stock, subject to proration. The transaction is intended to be a tax-free exchange for Viagene stockholders to the extent of the Chiron common stock received in the transaction. The consummation of the agreement is subject to both Viagene stockholder and regulatory approval, as well as certain other conditions precedent and, if approved, is expected to close in the third quarter of 1995.

     On April 26, 1995, a stockholder filed suit in the Court of Chancery of Delaware against Chiron, Viagene and the Board of Directors of Viagene. The plaintiff, which purports to represent a class of Viagene stockholders, alleges that the consideration which Viagene stockholders would receive pursuant to the merger is inadequate, and that the defendants have therefore breached duties to Viagene stockholders. The complaint seeks an injunction against the merger, unspecified damages, attorneys' fees and other relief.

     On May 1, 1995, a suit was filed in the Court of Chancery in the State of Delaware against Viagene, the Board of Directors of Viagene and one former director, the Green Cross Corporation, and Chiron, relating to the acquisition of Viagene by Chiron. The plaintiffs who purport to represent a class of all Viagene stockholders (except defendants and related parties) and their successors-in-interest, allege, among other things, that they were induced to purchase their stock for long term investment purposes but that defendants used invested funds to make Viagene an attractive acquisition candidate, that the consideration which Viagene stockholders would receive pursuant to the merger agreement announced April 24, 1995, is inadequate, and that defendants have therefore breached duties to the Viagene stockholders. The complaint seeks an injunction against the merger, unspecified damages, and attorneys' fees and other relief.

     The Company intends to vigorously defend the lawsuits. While the outcome of litigation cannot be accurately predicted, based upon information presently known to management, the Company does not believe that the ultimate resolution of these lawsuits will have a material adverse effect upon its financial statements presented herein.